Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL ARRIVES TO THE STATE OF SONORA;
COMMENCES OPERATIONS IN HERMOSILLO

•	AXTEL’s voice, data and Internet services will be available to Hermosillo’s 700,000 inhabitants;

•	AXTEL will invest approximately US$27 million over the next 5 years in Hermosillo;

•	Hermosillo represents the sixth new city during 2007.

San Pedro Garza García, Mexico, August 14, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a Mexican fixed-line integrated telecommunications company, announced today the official opening of its regional offices and full operations in Hermosillo, Sonora.

AXTEL will invest approximately US$27 million over the next 5 years to provide carrier-class telecommunication services to approximately 700,000 inhabitants in the northwestern city of Hermosillo.

The commencement of operations in Hermosillo, the sixth new city during 2007, represents a step forward for AXTEL’s growth strategy in the State of Sonora, as well as in Mexico’s northwestern region.

During the inaugural ceremony, Tomás Milmo Santos, AXTEL’s Chief Executive Officer, referred to the Company’s goal of being recognized as the best alternative for telecommunications services in the market. Ernesto Vargas Gaytán, Treasurer of the State of Sonora, made the inaugural speech followed by the initial AXTEL call.  The event was also attended by Ernesto Gándara Camou, Mayor of Hermosillo, as well as other local businessmen and press members who witnessed the start of competition in fixed telephony within the city and state.

In addition to the inaugural ceremony, AXTEL announced that it will provide local and long distance telephony, broadband Internet, web hosting, data storage and security,

VPNs and built-to-suit communications solutions, among others, to business and residential customers in approximately 90% of Hermosillo’s metropolitan area.

“We are happy to today launch local services in our twenty-third Mexican market.  We are convinced that AXTEL’s quality services and state-of-the-art technology will contribute to the economic development of Hermosillo. We are also confident that our customer satisfaction orientation will continue being our best marketing tool”, stated Antonio de Nigris Sada, AXTEL’s Northern Region Director.

AXTEL, a listed company in Mexico’s Stock Exchange since December 2005, will invest US$210 million nationwide in 2007. The Company reported $5,943 million pesos in revenues during the first semester of 2007 and 844 thousand lines in service as of June 30, 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 23 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty-three cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia, Merida, Xalapa and Hermosillo.

Visit AXTEL on the web at www.axtel.com.mx